THE SALE AND ISSUANCE OF THE SECURITIES REPRESENTED BY THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE DISTRIBUTION THEREOF. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE SECURITIES ACT AND APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.

THIS NOTE IS SUBJECT TO THE TERMS AND CONDITIONS OF AN AMENDED AND RESTATED NOTE PURCHASE AGREEMENT DATED APRIL 7, 2023 AND NO TRANSFER SHALL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN SATISFIED, COPIES OF SUCH AGREEMENT MAY BE EXAMINED AT THE PRINCIPAL OFFICE OF THE COMPANY.

APTDECO, INC.

CONVERTIBLE PROMISSORY NOTE

Amount: $[AMOUNT]_____ Date: [EFFECTIVE DATE]_____

FOR VALUE RECEIVED, AptDeco, Inc., a Delaware corporation (the "***Company***") promises to pay to ____[ENTITY_NAME]_____ ("***Holder***"), or its registered assigns, in lawful money of the United States of America the principal sum of ________$[AMOUNT]______, or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest from the date of this Convertible Promissory Note (this "***Note***") on the unpaid principal balance at a rate equal to 4.00% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder (the "***Outstanding Balance***"), shall be due and payable at any time on or after the Maturity Date upon demand of a Majority in Interest of Investors. This Note is one of the "Notes" issued pursuant to the Note Purchase Agreement.

The following is a statement of the rights of Holder and the conditions to which this Note is subject, and to which Holder, by the acceptance of this Note, agrees:

1. ***Payments***.

    (a) *Interest.* Accrued interest on this Note shall be payable at maturity.

    (b) *Voluntary Prepayment.* Subject to the prior written approval of a Majority in Interest of Investors, the Company may prepay this Note at any time, in whole or in part, without any premium or penalty, provided that (i) any prepayment of this Note may only be made in connection with the prepayment of all Notes on a pro rata basis, based on the respective aggregate outstanding principal amounts of each such Note and (ii) any such prepayment will be applied first to the payment of any expenses due under this Note, second to any interest accrued on this Note and third, if the amount of prepayment exceeds the amount of all such expenses and accrued interest, to the payment of principal of this Note.

2. ***Events of Default***. The occurrence of any of the following shall constitute an "***Event of Default***" under this Note and the other Transaction Documents:

    (a) *Failure to Pay.* The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest payment or other payment required under the terms of this Note or any other Transaction Document on the date due and such payment shall not have been made within five (5) Business Days of the Company's receipt of written notice to the Company of such failure to pay by a Majority in Interest of Investors; or

    (b) *Breaches of Covenants.* The Company shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Note (other than those specified in Section 2(a) hereof) or in the Note Purchase Agreement, and such failure shall continue for 30 days after the Company's receipt of written notice by the Majority in Interest of Investors to the Company of such failure; or

    (c) *Voluntary Bankruptcy or Insolvency Proceedings.* The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

    (d) *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 45 days of commencement.

3. ***Rights of Holder upon Default***. Upon the occurrence of any Event of Default (other than an Event of Default described in Sections 2(c) or 2(d)) and at any time thereafter during the continuance of such Event of Default, a Majority in Interest of Investors, by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. Upon the occurrence of any Event of Default described in Sections 2(c) and 2(d), immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Holder may, with the written consent of a Majority in Interest of Investors, exercise any other right power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

4. ***Conversion***

(a) *Automatic Conversion Upon Qualified Financing.* In the event the Company consummates a Qualified Financing while this Note is outstanding, then the entire Outstanding Balance of this Note at such time shall automatically convert into Note Preferred Shares at a price per share equal to the Conversion Price. The total number of Note Preferred Shares issuable upon conversion pursuant to this Section 4(a) will be determined by dividing the Outstanding Balance by the Conversion Price, rounded down to the nearest whole Note Preferred Share.

(b) *Optional Conversion Upon Liquidity Event.* If the Company consummates a Liquidity Event while this Note is outstanding, upon the written election of a Majority in Interest of Investors, the entire Outstanding Balance shall convert into shares of the Company's common stock, at a price per share equal to the Target Valuation Price Per Share. To the extent there are not sufficient shares of capital stock authorized to enable a conversion of this Note as contemplated by this Section 4(b), the Company shall use its reasonable best efforts to authorize such additional shares of such Preferred Stock.

(c) *Optional Conversion Upon Maturity.* If the Note has not converted prior to the Maturity Date in accordance with Section 4(a) or Section 4(b), then at any time following the Maturity Date, at the election of a Majority in Interest of Investors, the entire Outstanding Balance of this Note shall convert into shares of a newly created class of preferred stock of the Company at a price per share equal to the Target Valuation Price Per Share (the "***Optional Conversion Shares***"). The Optional Conversion Shares shall have a liquidation preference per share equal to the Conversion Price, and shall be senior and in preference to the Common Stock and existing Preferred Stock at the time of such conversion, and otherwise be on terms and conditions substantially similar to the most senior class of then outstanding Preferred Stock and as reasonably acceptable to a Majority in Interest of Investors.

(d) *Conversion Procedures.* Upon any conversion of this Note, Holder shall surrender the original of this Note, duly endorsed, at the office of the Company for cancellation (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note); *provided, however,* that upon any conversion or election to convert this Note in accordance with this Section 4, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to Holder a certificate or certificates (if the equity interests are certificated) for the number of shares for which Holder shall be entitled upon conversion (bearing such legends as are required by the applicable equity purchase agreement, the Stockholder Agreements, any other related agreements, and applicable state and federal securities laws in the opinion of counsel to the Company), together with a replacement Note (if any principal amount is not converted) and any other securities and property to which Holder is entitled upon such conversion under the terms of this Note, including a check payable to Holder for any cash amounts payable as described in Section 4(d). The conversion shall be deemed to have been made immediately prior to the close of business on the date of the required surrender of this Note, and the record holder of the Note on such date shall be treated for all purposes as the Person entitled to receive the shares upon such conversion.

(i)   *Additional Automatic Conversion Procedures*. Upon any conversion of this Note in accordance with Section 4(a), the additional terms and conditions of this Section 4(c)(i) shall apply. The issuance of Note Preferred Shares shall be upon the terms and subject to the conditions applicable to the Qualified Financing. Upon such a Qualified Financing, Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing including without limitation, the then in effect Stockholder Agreement of the Company; *provided, however*, that such transaction documents are identical to the documents to be entered into with the purchasers in connection with the Qualified Financing. Holder acknowledges that the transaction documents will or do contain customary representations and warranties of the Holder, transfer restrictions (including a lock-up agreement in connection with an IPO), and agreements affecting the voting rights of the equity issued to Holder. The Company acknowledges that all shares issuable upon conversion of the Note will be deemed to be outstanding and held by Holder prior to the Qualified Financing for purposes of calculating Holder's pro rata rights in connection with the Qualified Financing.

(ii)   *Additional Optional Conversion Procedures*. Upon any conversion of this Note in accordance with Section 4(b) or 4(c), the additional terms and conditions of this Section 4(d)(ii) shall apply. In the event that the Majority in Interest of Investors elect to convert this Note in accordance with Section 4(b) or 4(c), all Notes (including this Note) shall be so converted. Upon any conversion of this Note into shares of Preferred Stock pursuant to Section 4(c), Holder shall execute and deliver to the Company transaction documents in a form provided by the Company including the Stockholder Agreements and an equity purchase agreement containing customary representations and warranties of Holder, transfer restrictions, and agreements affecting the voting rights of the equity issued to Holder.

(e)   *Fractional Shares; Interest; Effect of Conversion*. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to Holder upon the conversion of this Note, the Company shall pay to Holder an amount equal to the product obtained by multiplying the applicable conversion price by the fraction of a share not issued pursuant to the previous sentence. In addition, to the extent not converted into shares, the Company shall pay to Holder any interest accrued on the amount converted and on the amount to be paid to Company pursuant to the previous sentence. Upon conversion or payment of this Note in full, Company shall be forever discharged of all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

5.   ***Rights Upon Liquidity Event***. Subject to Section 4(b), if this Note is outstanding, at the election of the Majority in Interest of Investors, this Note shall accelerate and be due and payable in an amount equal to 150% of the outstanding principal amount plus accrued interest (the "***Liquidity Amount***"); *provided, however*, that if immediately prior to the consummation of the Liquidity Event, the assets of the

Company legally available for distribution to the Holder and all holders of all other Notes (the "***Liquidity Event Holders***"), are insufficient to permit the payment to the Liquidity Event Holders of their entire respective Liquidity Amount, as determined in good faith by the Board, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Liquidity Event Holders in proportion to their respective Liquidity Amount.

6. ***"MFN" Amendment Provision***. If the Company issues any convertible securities (excluding any other Notes issued under the Note Purchase Agreement) after the date hereof and prior to the conversion or the Company's payment in full of all Obligations hereunder ("***Subsequent Convertible Securities***"), the Company will promptly provide Holder with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of Holder, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by Holder. In the event a Majority in Interest of the Investors determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this Note, and notifies the Company in writing of such determination, the Company agrees to amend and restate this Note to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

7. ***Definitions***. Terms not otherwise defined herein have those meanings ascribed to them under the Note Purchase Agreement. As used in this Note, the following capitalized terms have the following meanings:

    1. "***Change of Control***" means (i) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Board of Directors of the Company, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company, or (iv) an event otherwise constituting a Deemed Liquidation Event under the Company's Certificate of Incorporation. For the avoidance of doubt, a transaction shall not constitute a Change of Control if its sole purpose is to change the state of the Company's formation, or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. In addition, the sale of securities in a bona fide financing transaction shall not be deemed a "Change of Control."

    2. "***Common Stock***" means the shares of common stock of the Company.

    3. "***Conversion Price***" means the lesser of (i) the Discount Price Per Share, or (ii) the Target Valuation Price Per Share.

4. "**Discount Price Per Share**" means the price per share equal to the product obtained by multiplying (i) 80% times (ii) the lowest price per share payable by investors in the Qualified Financing.

5. "**Fully-Diluted Capitalization**" means, at the time of the applicable conversion, the sum of (i) the number of shares of Common Stock outstanding, (ii) the number of shares of Common Stock into which the then outstanding Preferred Stock could be converted if fully converted on the day immediately preceding the given date, (iii) the number of shares of Common Stock reserved and available for future issuance to officers, directors, employees and consultants pursuant to any Company equity incentive plan that is then effective, including, any increase to a Company equity incentive plan that becomes effective in connection with the Qualified Financing, and (iv) the number of shares of Common Stock that are issuable upon the exercise, exchange or conversion of all other rights, options and convertible securities outstanding on the day immediately preceding the time of conversion, but excluding this Note and all other Notes issued under the Note Purchase Agreement.

6. "**Holder**" means the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

7. "**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of the Company's common equity pursuant to a registration statement filed under the Securities Act.

8. "**Liquidity Event**" means a Change of Control or Initial Public Offering.

9. "**Majority in Interest of Investors**" means Investors holding more than 50% of the aggregate outstanding principal amount of the Notes.

10. "**Maturity Date**" means the earlier to occur of (i) December 31, 2024, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms of this Note.

11. "**Note Preferred Shares**" means fully paid and nonassessable shares of a series of the Company's preferred stock issued to the Holder in a Qualified Financing, having the identical rights, privileges, preferences and restrictions as the shares sold in a Qualified Financing, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

12. "**Note Purchase Agreement**" means the Amended and Restated Note Purchase Agreement dated as of April 7, 2023 (as may be amended, modified or supplemented), by and among the Company and the Investors (as defined in the Note Purchase Agreement) party thereto.

13. "***Notes***" means the convertible promissory notes issued pursuant to the Note Purchase Agreement by the Company.

14. "***Obligations***" means and includes all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Holder of every kind and description, now existing or hereafter arising under or pursuant to the terms of this Note and the other Transaction Documents, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 *et seq.*), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding, together with all reasonable costs of collection.

15. "***Person***" means and includes an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

16. "***Preferred Stock***" means the shares of preferred stock of the Company.

17. "***Qualified Financing***" means a transaction or series of related transactions pursuant to which the Company issues and sells preferred equity with an aggregate sales price of not less than One Million Dollars ($1,000,000), excluding any and all promissory notes or convertible securities (including the Notes) that are converted in such a transaction, or, at the election of a Majority in Interest of Investors, any other bona fide equity financing of the Company.

18. "***Stockholder Agreements***" means (i) that certain Amended and Restated Investors' Rights Agreement of the Company dated December 28, 2018, (ii) that certain Amended and Restated Voting Agreement of the Company dated December 28, 2018, and (iii) that certain Amended and Restated Right of First Refusal and Co-Sale Agreement of the Company dated December 28, 2018 (to the extent Holder would qualify as a party thereto), in each case, as may be amended and or restated from time to time, including without limitation in connection with a Qualified Financing.

19. "***Target Valuation Price Per Share***" means the price per share equal to $40,000,000 divided by the Fully-Diluted Capitalization.

20. "***Transaction Documents***" means this Note, each of the other Notes and the Note Purchase Agreement.

8. ***Miscellaneous***

(a) *Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion Hereof.*

(i)   Subject to the restrictions on transfer described in this Section 8(a), the rights and obligations of the Company and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. Holder may not transfer this Note nor any Conversion Securities except as permitted in this Note or the constitutional documentation governing any Conversion Securities. Any transfer in violation of this Note shall be void and shall not be recognized by the Company. For purposes of this Note, the term "transfer" shall mean any disposition whatsoever, including without limitation, disposition by sale, gift, bequest, assignment, hypothecation or pledge, and any involuntary disposition or disposition by law or pursuant to court decree (but excluding a purchase by the Company, any existing equity holder of the Company or Permitted Transferees (as defined below) pursuant to Section 8(a)(ii)). Holder's agreement not to transfer the Notes or any Conversion Securities shall be interpreted to include an agreement to take such steps as may be necessary under the circumstances to avoid an involuntary transfer or transfer by operation of law of the Notes or any Conversion Securities.

(ii)   *Certain Permitted Transfers*.

(1)   Subject to the terms and conditions of this Section 8(a)(ii), an Holder may transfer all or any part of Holder's Note or any Conversion Securities by will, gift, sale or otherwise to (A) Holder's spouse or descendants, (B) any *inter vivos* or testamentary trust or trusts for Holder's benefit or for the benefit of Holder's spouse or descendants, (C) any entity in which Holder, Holder's spouse, descendants or any such trust is the direct and beneficial owner of all of the equity interests of such entity, (D) with the prior approval of the Board or (E) to an affiliate of Holder; provided that such transferees are accredited investors, are not reasonably determined to be engaged in competition with the Company or with any of the Company's strategic partners and the transfer to such transferee would not violate any laws and would not otherwise be harmful to the Company in the sole discretion of the Board. Such individuals and trusts are referred to in this Note as "***Permitted Transferees***".

(2)   At least ten (10) days prior to the proposed effective date of any transfer to a Permitted Transferee, and as a condition to such transfer, the Holder making the transfer (or such Holder's estate) shall submit written notice to the Company, describing briefly the manner of proposed transfer, together with a written opinion of Holder's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Holder that Holder may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Section 8(a) that the opinion of counsel for Holder, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Holder promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. Any Note or any Conversion Securities acquired by a Permitted Transferee as a result of such transfer shall continue to be subject to the applicable terms of and restrictions of the Note Purchase Agreement, and this Note, specifically including Section 8 of this Note relating to restrictions on transfer of the Notes and the Conversion Securities. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of

principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary. Holder shall promptly reimburse the Company for all out of pocket fees it incurs in connection with offer, sale or other disposition or transfer of the Note or the securities into which such Note may be converted (including reasonable legal fees).

(ii)   The restrictions set forth in this Section 8(a) shall terminate upon the effective date of a registration statement of the Company filed under the Securities Act, the registration of the Notes or any Conversion Securities under the Securities Exchange Act of 1934, as amended, or the dissolution, bankruptcy or insolvency of the Company.

(iii)   Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of a Majority in Interest of Investors.

(b)   *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of the Company and a Majority in Interest of Investors; *provided, however*, that no such amendment, waiver or consent shall: (i) reduce the principal amount of this Note without Holder's written consent, or (ii) reduce the rate of interest of this Note without Holder's written consent.

(c)   *Notices.* All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and shall be given as set forth in the Purchase Agreement.

(d)   *Pari Passu Notes; Equityholders, Officers and Directors Not Liable.* Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to the other Notes. In the event Holder receives payments in excess of its pro rata share of the Company's payments to the Holders of all of the Notes, then Holder shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders. In no event shall any equity holder, officer, or director of the Company be liable for any amounts due or payable pursuant to this Note.

(e)   *Payment.* Unless converted into the Company's equity securities pursuant to the terms hereof, payment shall be made in lawful tender of the United States.

(f)   *Usury.* In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(g)   *Waivers.* The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

(h)   *Governing Law.* This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

(i)   *Waiver of Jury Trial; Judicial Reference; Attorney's Fees.* By acceptance of this Note, Holder hereby agrees and the Company hereby agrees to waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any of the Transaction Documents. This paragraph shall not restrict a party from exercising remedies under the Uniform Commercial Code or from exercising pre-judgment remedies under applicable law. If action is instituted to collect on this Note, the Company promises to pay all of the Holder's reasonable costs and expenses, including reasonable attorney's fees, incurred in connection with such action.

(j)   *Counterparts.* This Note may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

The Company has caused this Note to be issued as of the date first written above.

Investment Amount: $[AMOUNT]

COMPANY:

AptDeco, Inc.

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

INVESTOR:

[ENTITY_NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Read and Approved (For IRA Use Only):

By: _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited
[X] Not Accredited